

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Mr. Dexter R. Caliso
Chief Executive Officer
Plata Resources, Inc.
2911 Park Avenue
Pasay City, Metro Manila, Philippines

> **Re: Plata Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 000-53207**

Dear Mr. Caliso:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Karl Hiller
Branch Chief